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                            May 28, 2021

       Shaun Bagai
       Chief Executive Officer
       RenovoRx, Inc.
       4546 El Camino Real, Suite 223
       Los Altos, CA 94022

                                                        Re: RenovoRx, Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 12,
2021
                                                            CIK No. 0001574094

       Dear Mr. Bagai:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amended Draft Registration Statement submitted May 12, 2021

       Overview, page 3

   1. We note your revised disclosure in response to prior comment 5. Please revise briefly to clarify the
implications of comparing your studies, which were not randomized or controlled for
potential confinement, against control data that has been randomized and controlled. Also
explain the term "confinement".
 Shaun Bagai
FirstName
RenovoRx,LastNameShaun Bagai
           Inc.
Comapany
May        NameRenovoRx, Inc.
     28, 2021
May 28,
Page 2 2021 Page 2
FirstName LastName
       You may contact Kristin Lochhead at 202-551-3664 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Joe McCann at 202-551-6262 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      Jeffrey Fessler, Esq.